UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated June 24, 2024, announcing the acquisition by Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. a wholly-owned subsidiary of the registrant, of the remaining shares of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.

Istanbul, June 24, 2024

Announcement Regarding the Acquisition of the Remaining 33.3% Shares of Sofra by Our Company's Subsidiary TÖHAŞ

As per our Company's Board of Directors’ decision dated August 17, 2023; a share purchase agreement was signed for the acquisition of the remaining 33.3% shares of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”) by our Company's 100% owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“TÖHAŞ”), which has 66.6% shareholding in it, from Posta ve Telgraf Teşkilatı A.Ş., the other shareholder of Sofra, for TRY 5,196,000, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

Since the respective share purchase may affect investors' decisions and share value, the announcement was postponed by the decision of the Board of Directors within the scope of Article 6 of the Capital Markets Board's Communiqué on Material Events, when the relevant processes were not yet finalized.

Board Decision Date for Acquisition	:	17.08.2023

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	Yes

Title of Non-current Financial Asset Acquired	:	Sofra Kurumsal ve Ödüllendirme Hizmetleri Anonim Şirketi (“Sofra”)

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Provision of services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card, in vehicle payment, smart key

Capital of Noncurrent Financial Asset	:	TRY 600,000

Acquirement Way	:	Acquisition

Date on which the Transaction was/will be Completed	:	The completion of the transaction is planned upon obtaining the necessary regulatory permissions.

Acquisition Conditions	:	Cash

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	TRY 200,000

Purchase Price Per Share	:	TRY 25.98

Total Purchasing Value	:	TRY 5,196,000

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	33.3%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	100%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	100%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.002%

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	0.005%

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	Posta ve Telgraf Teşkilatı A.Ş.

Is Counter Party a Related Party According to CMB Regulations?	:	Yes

Relation with Counter Party if any	:	Counter party is the other shareholder of Sofra.

Agreement Signing Date if Exists?	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	Not prepared.

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 24, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 24, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer